Second Quarter Report
Period Ended August 31, 2016

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
SECOND QUARTER ENDED AUGUST 31, 2016
(Expressed in Canadian dollars)

To our Shareholders:

The Company experienced a breakthrough in sales of its branded beverage portfolio, delivering an increase in branded sales revenue of 108.3% in Q2 and 54.0% YTD.

Sales of HappyWater® led the way with a remarkable increase in revenue of 94.2% in Q2 and 66.2% YTD.

YTD net income was $147,000 or $0.05 per share ($0.05 fully diluted) versus net loss of ($424,000) or ($0.15) per share in the first half of last year. Q2 2016 net loss was ($148,000) or ($0.05) per share (($0.05) fully diluted) versus net loss of ($13,000) or $0.00 per share in the same quarter of fiscal 2015.

YTD net income before SBC was $147,000 or $0.05 per share ($0.05 fully diluted), compared to net loss of ($340,000) or ($0.12) per share a year ago. Q2 2016 net loss before stock based compensation (SBC) was ($148,000) or ($0.05) per share (($0.05) fully diluted) versus net income of $71,000 or $0.03 per share in the same quarter last year.

Q2 2016 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $(13,000) or $0.00 per share ($0.00 fully diluted), versus $242,000 or $0.09 per share during the same period last year. YTD EBITDAS was $479,000 or $0.17 per share ($0.17 fully diluted), versus ($67,000) or ($0.02) per share in the first half of last year.

We have been working diligently for the past three years to re-establish our portfolio of premium brands as leaders in their respective categories. I am personally gratified to see these results as a vindication of our approach and those efforts. In particular, our breakthrough in Asia, and in particular China, has been a long time coming. Much of our success was based on the coalescence of our determined commitment to that market with a realization by our international customers that safe, premium, quality food products are critical to the health and wellbeing of their families. When it comes to those attributes, established Canadian suppliers such as Leading Brands have a distinct advantage.

These major gains in our branded business have for the past several years been overshadowed by the relentless decline in volumes of our principal co-pack customer. As a result, the company has decided to exit the co-pack business to focus our efforts and resources where they can deliver the growth and returns our shareholders expect and deserve. The company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of our current co-pack agreement. This will likely result in a non-cash write down of certain assets as well as our incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on our reported results, which we are intently focused on minimizing in both magnitude and duration.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(148,000)	$(13,000)	$147,000	$(424,000)
Add Back SBC	-	84,000	-	84,000
Net income (loss) before SBC	$(148,000)	$71,000	$147,000	$(340,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(0.05)	$-	$0.05	$(0.15)
Add Back SBC	-	0.03	-	0.03
Net income (loss) before SBC - Basic	$(0.05)	$0.03	$0.05	$(0.12)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(148,000)	$(13,000)	$147,000	$(424,000)
Add Back:
Interest, net	-	(1,000)	-	(4,000)
Depreciation and amortization	172,000	172,000	342,000	342,000
Non-cash stock based compensation	-	84,000	-	84,000
Non-cash income tax expense	(37,000)	-	(10,000)	(65,000)
Total Add Backs	135,000	255,000	332,000	357,000
EBITDAS	$(13,000)	$242,000	$479,000	$(67,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(0.05)	$-	$0.05	$(0.15)
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.12	0.12
Non-cash stock based compensation	-	0.03	-	0.03
Non-cash income tax expense	(0.01)	-	-	(0.02)
Total Add Backs	0.05	0.09	0.12	0.13
EBITDAS	$0.00	$0.09	$0.17	$(0.02)

Gross profit margin for the quarter was 33.7%, down from 38.2% in the same quarter last year, due to a change in product mix. The company continues to feel the drag of decreasing volumes from its principal co-pack customer and is now in a position to take constructive steps to address that trend.

Gross revenue for Q2 2016 was $3,227,000, versus $3,888,000 in the comparative period of last year. A decrease in revenue for co-packaging services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $261,000 in Q2 2016, an increase of $149,000 compared to the same period of the prior year as a result of new listing fees for Happy Water®. Selling, General and Administrative Expenses (“SG&A”) were $974,000 in Q2 of fiscal 2016, versus $1,277,000 in Q2 of the previous year. This shows the benefit of cost cutting measures implemented throughout much of 2015.

As at August 31, 2016 the Company had outstanding 2,802,412 common shares.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in the current year from investment in new product development;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;
•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three and six months ended August 31, 2016

September 22, 2016

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2016 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2016, the Company reported gross sales of $3.2 million and net loss of $147,924 as compared to gross sales of $3.9 million and net loss of $12,786 in the corresponding quarter of the prior year.

For the quarter ended August 31, 2016, the Company’s margin percentage decreased to 33.7% from 38.2% for the same period in 2015 as a result of a shift in product mix.

Results of Operations

Revenue
	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Gross Revenue	$3,227,155	$3,888,224	$(661,069)
Discounts, Allowances and Rebates	(260,757)	(111,749)	(149,008)
Net Revenue	$2,966,398	$3,776,475	$(810,077)

Gross revenue for the quarter ended August 31, 2016 was $3,227,155 compared to $3,888,224 for the same period of the previous year, representing a decrease of $661,069 or 17.0% due to a reduction of co-pack volume which was partially offset by an increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the quarter ended August 31, 2016 increased by $149,008 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products.

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Gross Revenue	$6,260,877	$7,071,009	$(810,132)
Discounts, Allowances and Rebates	(440,769)	(198,804)	(241,965)
Net Revenue	$5,820,108	$6,872,205	$(1,052,097)

Gross revenue for the six months ended August 31, 2016 was $6,260,877 compared to $7,071,009 for the same period of the previous year, representing a decrease of $810,132 or 11.5% due to a reduction of co-pack volume which was partially offset by increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the six months ended August 31, 2016 increased by $241,965 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products.

Cost of Sales
	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Cost of Sales	$1,966,771	$2,333,201	$(366,430)

Cost of sales for the quarter ended August 31, 2016 were $1,966,771 compared to $2,333,201 for the same period of the previous year, representing a decrease of $366,430 or 15.7% .

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Cost of Sales	$3,715,751	$4,465,911	$(750,160)

Cost of sales for the six months ended August 31, 2016 were $3,715,751 compared to $4,465,911 for the same period of the previous year, representing an decrease of $750,160 or 16.8% .

Margin

	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Margin	$999,627	$1,443,274	$(443,647)
Margin percentage	33.7%	38.2%	(4.5%	)

Margin for the quarter ended August 31, 2016 was $999,627 compared to $1,443,274 for the same quarter of the previous year. The margin percentage of 33.7% for the quarter ended August 31, 2016 represents 4.5% decrease from the prior comparative year.

	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Margin	$2,104,357	$2,406,294	$(301,937)
Margin percentage	36.2%	35.0%	1.2%

Margin for the six months ended August 31, 2016 was $2,104,357 compared to $2,406,294 for the same period of the previous year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended August 31, 2016 decreased by $303,122 or 23.7% from $1,277,449 in the same quarter of the prior year to $974,327. This decrease was the result of cost cutting measures implemented throughout much of 2015.

Summary of Quarterly Results

	August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)		November 30(Q3)
	2016	2015	2016	2015	2016	2015	2015	2014
Net sales / operating revenue	$2,966,398	$3,776,475	$2,853,710	$3,095,730	$1,917,035	$2,695,960	$2,221,964	$2,849,286
Net income (loss)	$ (147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)
Net income (loss) per share	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)
Net income (loss) per share, diluted	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)	$ (0.13)	$ (0.03)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)		November 30 (Q3)
	2016	2015	2016	2015	2016	2015	2015	2014
Net income (loss)	$(147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)	$ (385,054)	$ (77,812)
Stock based compensation	-	83,880	-	-	-	32,571	-	2,125
Net income (loss) before stock based compensation	$(147,924)	$ 71,094	$ 294,875	$ (410,771)	$ (494,673)	$ (146,699)	$ (385,054)	$ (75,687)

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Net income (loss)	$(147,924)	$(12,786)	$$146,951	$(423,557)
Interest, net	-	(1,134)	-	(3,599)
Depreciation and amortization	171,846	172,030	342,099	342,499
Stock based compensation expense	-	83,880	-	83,880
Income taxes	(37,337)	-	(10,178)	(64,939)
EBITDAS	$(13,415)	$241,990	$478,872	$(65,716)

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Net revenue	$2,966,398	$3,776,475	$5,820,108	$6,872,205
Less: cost of sales	1,966,771	(2,333,201)	3,715,751	(4,465,911)
Margin	$999,627	$1,443,274	$$2,104,357	$2,406,294
Margin % of Net Revenue	33.7%	38.2%	36.2%	35.0%

Related Party Transactions

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	-	-	1,500	2,581
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	114,209	54,976	184,954	123,672
vi)	Purchased supplies from a company related by an officer in common, Dave Read	1,775	685	1,775	1,273

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2016	August 31, 2015	Change
Operating activities	$109,971	$521,777	$(411,806)
Investing activities	$(79,246)	$(214,322)	$135,076
Financing activities	$(131,915)	$(124,330)	$(7,585)

During the quarter, cash generated from operating activities decreased by $411,806 compared to the same period of the prior year. The decrease is the result of lower net income.

Cash utilized by investing activities is a result of the Company spending $68,795 on intangible assets and $10,451 on equipment for a new brand in the quarter ended August 31, 2016.

Cash utilized for financing activities was $131,915 during the quarter, representing a $7,585 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 53,535 shares at a cost of $131,915.

Cash provided by (used in):	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	Change
Operating activities	$345,036	$(120,791)	$465,827
Investing activities	$204,175	$(227,111)	$431,286
Financing activities	$(139,789)	$(140,541)	$752

For the six months ended August 31, 2016, cash generated from operating activities increased by $465,827 compared to the same period of the prior year.

Cash utilized by investing activities increased by $431,286 compared to the same period of the prior year. The increase is the result of the Company selling a long-unused internet domain in first quarter.

Cash utilized for financing activities was $139,789, representing a $752 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 57,425 shares during the period at a cost of $139,789.

Liquidity and Capital Resources

Net working capital has increased by 51.7% since the prior year ended February 29, 2016. As at August 31, 2016, the Company has net working capital of $724,086 ($477,354 at February 29, 2016). In addition, at August 31, 2016 the Company had $392,200 ($315,700 at February 29, 2016) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2016 this credit facility was not utilized.

Total Net Working Capital	Aug 31, 2016	February 29, 2016
Total Current Assets	$2,270,352	$1,992,072
Less: Total Current Liabilities	(1,546,266)	(1,514,718)
Total Net Working Capital	$724,086	$477,354

Considering the positive net working capital position, including the cash on hand at August 31, 2016, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2016:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 2,446,217	$ 513,031	$ 1,047,174	$ 697,714	$ 188,298
Purchase obligations	140,615	80,010	40,970	19,635	-
Total	$ 2,586,832	$ 539,041	$ 1,088,144	$ 717,349	$ 188,298

Proposed Transactions

The major gains in the Company's branded business have for the past several years been overshadowed by the relentless decline in volumes of the Company's principal co-pack customer. As a result, the Company has decided to exit the co-pack business to focus its efforts and resources where they can deliver the growth and returns the shareholders expect and deserve. The Company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of the current co-pack agreement. This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on the Company's reported results, which the Company is intently focused on minimizing in both magnitude and duration.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2016 and are included in the February 29, 2016 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2016 the Company is exposed to credit risk through the following assets:

	August 31, 2016	February 29, 2016
Trade receivables	$439,693	$297,421
Other receivables	21,388	27,156
Allowance for doubtful accounts	-	-
	$461,081	$324,577

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2016, the Company’s ten largest customers comprised approximately 95% of sales compared with 96% in the last fiscal year ended February 29, 2016. One customer comprised 72% of sales compared with 84% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2016, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $3,574 on net earnings for the quarter ended August 31, 2016. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2016, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 22, 2016, the Company had 2,802,412 issued and outstanding common shares, 878,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	August 31, 2016	February 29, 2016
ASSETS

Cash	$692,241	$282,819
Accounts receivable	461,081	324,577
Inventory (Note 2)	949,777	968,030
Prepaid expenses and deposits (Note 4)	167,253	416,646
	2,270,352	1,992,072

Property, plant and equipment (Note 3)	8,277,341	8,596,759
Intangible assets (Note 5)	285,536	205,620
Deferred tax assets	2,490,437	2,480,257
Total Assets	$13,323,666	$13,274,708

LIABILITIES
Accounts payable and accrued liabilities	$1,546,266	$1,514,718
	1,546,266	1,514,718

Lease inducement	19,809	22,234
Derivative liability - non-employee stock options (Note 7)	72,663	59,990
	1,638,738	1,596,942

SHAREHOLDERS' EQUITY
Share capital (Note 8)
Common shares	31,127,709	31,946,732
Treasury stock	-	-
Additional paid-in capital	19,632,897	18,953,663
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(39,653,594)	(39,800,545)
	11,684,928	11,677,766
Total Liabilities and Shareholders' Equity	$$13,323,666	$13,274,708

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015

Gross Revenue	$3,227,155	$3,888,224	$6,260,877	$7,071,009
Less: Discount, rebates and slotting fees	(260,757)	(111,749)	(440,769)	(198,804)
Net Revenue	2,966,398	3,776,475	5,820,108	6,872,205

Cost of sales	1,966,771	2,333,201	3,715,751	4,465,911
Operations, selling, general & administration expenses	974,327	1,277,449	1,919,586	2,509,234
Depreciation of property, plant and equipment	171,846	172,030	342,099	342,499
Interest, net	-	(1,134)	-	(3,599)
Change in fair value of derivative liability (Note 7)	38,715	7,715	12,673	46,656
Gain on disposal of assets	-	-	(306,774)	-
	3,151,659	3,789,261	5,683,335	7,360,701
Net income (loss) before taxes	(185,261)	(12,786)	136,773	(488,496)

Income tax expense	(37,337)	-	(10,178)	(64,939)

Net and comprehensive income (loss)	$(147,924)	$(12,786)	$146,951	$(423,557)

Earnings per share
Basic income (loss) per share	$(0.05)	$-	$0.05	$(0.15)
Weighted average number of shares outstanding – basic	2,817,471	2,877,735	2,838,584	2,892,311

Fully diluted income (loss) per share	$(0.05)	$-	$0.05	$(0.15)
Weighted average number of shares outstanding – diluted	2,817,471	3,116,460	2,838,584	3,121,035

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015
Cash provided by (used in)

Operating activities
Net income (loss)	$(147,924)	$(12,786)	$146,951	$(423,557)
Items not involving cash
Depreciation of property, plant and	171,846	172,030	342,099	342,499
equipment
Amortization of leasehold inducement	(1,213)		(2,425)
Loss on disposal of assets	-	-	(306,774)	-
Stock-based compensation	-	83,880	-	83,880
Change in derivative liability (Note 7)	38,715	7,715	12,673	46,656
Change in deferred tax asset	(37,337)	-	(10,178)	(64,939)
Changes in non-cash operating working capital items
Accounts receivable, net	(31,529)	271,058	(136,504)	(68,997)
Inventory, net	69,051	149,760	18,253	195,863
Prepaid and other assets	141,089	71,897	249,393	(35,035)
Accounts payable	(92,727)	(221,777)	31,548	(197,161)
	109,971	521,777	345,036	(120,791)

Investing activities
Purchase of capital assets	(10,451)	(69,020)	(10,451)	(81,809)
Purchase of intangible assets	(68,795)	(145,302)	(92,148)	(145,302)
Proceeds on sale of capital assets	-	-	306,774	-
	(79,246)	(214,322)	204,175	(227,111)

Financing activities
Repurchase of common shares	(131,915)	(124,330)	(139,789)	(140,541)
Issue of common shares	-	-	-	-
Repayment of long-term debt	-	-	-	-
	(131,915)	(124,330)	(139,789)	(140,541)

Increase (decrease) in cash	(101,190)	183,125	409,422	(488,443)

Cash, beginning of period	793,431	1,031,354	282,819	1,702,922

Cash, end of period	$692,241	$1,214,479	$692,241	$1,214,479

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$-	$1,207	$-	$3,684
Interest paid	$-	$73	$-	$85

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three Months ended				Six Months Ended
	August 31, 2016		August 31, 2015		August 31, 2016		August 31, 2015
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,855,947	$31,903,277	2,896,786	$32,359,482	2,859,837	$31,946,732	2,900,542	$32,401,440
Shares issued during the period	-	-	-	-	-	-	-	-
Shares cancelled during the period	(53,535)	(775,568)	(25,172)	(281,192)	(57,425)	(819,023)	(28,928)	(323,150)
	2,802,412	$31,127,709	2,871,614	$32,078,290	2,802,412	$31,127,709	2,871,614	$32,078,290
Treasury Stock
Beginning of period		$-		$-		$-		$-
Shares issued during the period		(775,568)		(281,192)		(819,023)		(323,150)
Shares cancelled during the period		775,568		281,192		819,023		323,150
		$-		$-		$-		$-
Additional Paid-In Capital
Beginning of period		$18,989,244		$18,617,138		$18,953,663		$18,591,391
Shares cancelled during the period		643,653		156,862		679,234		182,609
Stock based compensation on issued options		-		83,880		-		83,880
Exercise of stock options		-		-		-		-
		$19,632,897		$18,857,880		$19,632,897		$18,857,880
Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916
Foreign exchange translation adjustment		-		-		-		-
		$577,916		$577,916		$577,916		$577,916
Accumulated Deficit
Beginning of period		$(39,505,670)		$(38,908,032)		$(39,800,545)		$(38,497,261)
Net income (loss)		(147,924)		(12,786)		146,951		(423,557)
		$(39,653,594)		$(38,920,818)		$(39,653,594)		$(38,920,818)

Total Shareholders’ Equity		$11,684,928		$12,593,268		$11,684,928		$12,593,268

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditor.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three and six months ended August 31, 2016
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 29, 2016.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2016. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	August 31, 2016	February 29, 2016
Finished goods	$368,064	$304,453
Raw materials	581,713	663,577
	$949,777	$968,030

3. PROPERTY, PLANT AND EQUIPMENT

	August 31, 2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,270,973	$(9,844,622)	$6,426,351
Buildings	1,950,446	(1,323,468)	626,978
Automotive equipment	286,252	(171,431)	114,821
Land	433,613	0	433,613
Land improvements	1,861	(1,386)	475
Leasehold improvements	791,902	(384,930)	406,972
Furniture and fixtures	688,314	(621,062)	67,252
Computer hardware and software	2,342,316	(2,141,437)	200,879
	$22,765,677	$(14,488,336)	$8,277,341

3. PROPERTY, PLANT AND EQUIPMENT (continued)

	February 29, 2016
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$9,608,770	$6,654,162
Buildings	1,950,446	1,307,391	643,055
Automotive equipment	286,252	158,665	127,587
Land	433,613	-	433,613
Land improvements	1,861	1,367	494
Leasehold improvements	791,902	349,363	442,539
Furniture and fixtures	688,314	613,570	74,744
Computer hardware and software	2,339,906	2,119,341	220,565
	$22,755,226	$14,158,467	$8,596,759

4. PREPAID EXPENSES AND DEPOSITS

	August 31, 2016	February 29, 2016
Slotting fees	$23,421	$146,918
Insurance premiums	8,965	84,338
Rental deposits and other	134,867	185,390
	$167,253	$416,646

5. INTANGIBLE ASSETS

	August 31, 2016
	Cost	Amortization	Net
Brand license and patent	$303,040	$17,504	$285,536

	February 29, 2016
	Cost	Amortization	Net
Brand license and patent	$210,892	$5,272	$205,620

6. OPERATING LINE OF CREDIT

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at August 31, 2016, $392,200 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at August 31, 2016.

7. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	August 31, 2016	February 29, 2016
Derivative liability, beginning of period	$33,948	$120,337
Warrants issued during the period	-	20,970
Change in fair value of non-employee options	38,715	(81,317)
Derivative liability, end of period	$72,663	$59,990

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at August 31, 2016 were as follows: (1) risk-free rate of 0.50%; (2) dividend yield of nil; (3) an expected volatility of 84.81%; (4) an expected life of 34 months; and (5) an exercise price of USD $2.89.

8. SHARE CAPITAL

The Company repurchased 53,535 shares during the quarter. As of August 31, 2016 the company had outstanding 2,802,412 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 29, 2016	880,000	$2.99
Options granted first quarter	-	$-
Options expired first quarter
Options outstanding as at May 31, 2016	880,000	$2.99
Options granted second quarter	-	$-
Options expired second quarter	(2,000)	$24.65
Options outstanding as at August 31, 2016	878,000	$2.94

9. RELATED PARTY TRANSACTIONS

	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2016	August 31, 2015	August 31, 2016	August 31, 2015

Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
Incurred marketing consulting services with a company related by a director in common, Ralph McRae	-	-	1,500	2,581
Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000
Incurred bottling services from a company related by a director in common, Ralph McRae	114,209	54,976	184,954	123,672
Purchased supplies from a company related by an officer in common, Dave Read	1,775	685	1,775	1,273

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$593,041
Year 2	539,989
Year 3	548,155
Year 4	557,422
Year 5 and thereafter	348,225
Total future minimum payments	$2,586,832

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

13. SUBSEQUENT EVENTS

The Company has decided to exit the co-pack business to focus its efforts and resources on its branded beverage business. The Company will wind down operations at its hot fill bottling plant over the next few months in connection with the previously scheduled expiration of the current co-pack agreement. This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year. This transition may have a material adverse impact on the Company's reported results, which the Company is intently focused on minimizing in both magnitude and duration.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:             1-866-685-5200
Website:              www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com